UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The Registrant has been granted an additional 180 days to regain compliance with Nasdaq’s $1 minimum bid price requirement.

On September 21, 2023, the Registrant received a letter from the Listings Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq”) notifying the Registrant that Staff has determined that the Registrant will be eligible for an additional 180 calendar day period, or until March 18, 2024, to regain compliance with Nasdaq’s $1 minimum bid price requirement. If at any time during this additional time period the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days, the Staff will provide written confirmation of compliance and this matter will be closed. If compliance cannot be demonstrated by March 18, 2024, or the Company does not comply with the terms of this extension, Staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Staff’s determination to a Hearings Panel.

The Registrant requested to transfer to The Nasdaq Capital Market and the request was approved.

The Company was granted the first 180-day period through a letter dated March 22, 2023. The letter provided that the Company was eligible for a compliance period of 180 calendar days, or until September 18, 2023, to regain compliance with Nasdaq’s $1 minimum bid price requirement. The Company did not regain compliance as of September 18, 2023, and as allowed under Listing Rule 5810(c)(3)(A), applied to transfer its securities to The Nasdaq Capital Market (the “Capital Market”) to receive an additional compliance period. After evaluating the materials the Company submitted, the Staff has approved the Company’s application to list its Class A common shares on the Capital Market. The approval of the transfer was conditioned upon the Company’s written notice of its intention to cure the deficiency by effecting a reverse stock split, if necessary to be in compliance with Nasdaq’s $1 minimum bid price requirement. The Company’s securities will be transferred to the Capital Market at the opening of business on September 25, 2023.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

Date: September 25, 2023	By:	/s/ Aihua Cao
	Name:	Aihua Cao
	Title:	Chief Financial Officer (Principal Financial Officer) and Duly Authorized Officer